Donald T. Locke, Attorney at Law

10505 Byrum Woods Drive

Raleigh, NC 27613

Email: donlocke2244@gmail.com

Cell: (919) 264-4081

May 16, 2023

By Email – ParkKi@SEC.GOV; NicholsonKe@SEC.GOV

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn: Kibum Park

Kenisha Nicholson

Re: Norhart Invest LLC (the “Company”) Revised Response to SEC Comments on Amendment No. 2 to Offering Statement on Form 1-A Filed April 26, 2023;

File No. 024-12163

Dear Mr. Park and Ms. Nicholson:

We are submitting this letter on behalf of our client, Norhart Invest LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated May 10, 2023 (the “Comment Letter”) in connection with the Company’s Amendment No. 2 to Offering Statement on Form 1-A, as submitted to the SEC on April 26, 2023 (the “Offering Circular Amendment”).

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have their respective meanings given to such terms in the Offering Circular Amendment. All page number references in the Company’s responses are to page numbers in the Offering Circular Amendment, which is being refiled concurrently with this response.

Please note that the Company will be changing the term “Series A ‘Floating’ Promissory Notes” throughout Amendment No. 3 to the Offering Circular and this Response to the Staff to “Series A ‘Flexible’ Promissory Notes”.

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Amendment No. 2 to Form 1-A filed April 26, 2023

General

1.	Form 1-A requires that issuers specify the price of the securities being offered. This means that the interest rate payable on the note must be calculable by investors or determined by reference to a formula with publicly available inputs (for example, by reference to a benchmark). Your ability to change interest rates for the Series A “Flexible” Promissory Notes is within your complete discretion and therefore lacks transparency that is present when a rate is calculable by investors or determined by reference to a formula with publicly available inputs. Please revise your pricing method for the Series A “Flexible” Promissory Notes to comply with Regulation A. For additional guidance, please see Note 2 of Item 501(b)(3) from Regulation S-K.

Response: The interest rate of the Series A “Flexible” Promissory Notes may be changed by the Company from its initial rate after evaluating market conditions, the macro interest rate environment, its current financial needs, and other factors. If the Company decides to change the interest rate of the Series A “Flexible” Promissory Notes, this revised rate will be updated by a post-effective pricing amendment to the then current Offering Circular, and such changes to the interest rate will not become effective until after a period of _____ (__) days after the post-effective pricing amendment is qualified by the SEC. There is no floating rate or reference to any benchmark needed, as the Company has updated its plan to offer fixed rate notes and adjust the rate from time to time using a post-qualification amendment.

New language has been added on each of pages ___ and __ of Amendment No. 3 to the Offering Circular to address this issue.

2.	We note that on page 2 and 23 you state that you “may offer Series B “Fixed” Promissory Notes” and that on page 21 you “may offer [p]romissory [n]otes.” (Emphasis added). To comply with Rule 251(d)(3)(i)(F), the offering of the Series A notes, and Series B notes must commence within two calendar days after the qualification date and be offered continuously thereafter. Please revise your disclosure to confirm that you will offer the Series A notes and Series B notes in compliance with Rule 251(d)(3)(i)(F).

Response: The Company acknowledges this Comment and will commence the offering within two calendar days after qualification. We have added language on pages ___ and ___ of Amendment No. 3 of the Offering Circular to address this Comment.

3.	Rule 253(b)(4) requires that you fix the volume of securities that you are qualifying in this offering. Please state the number of Series A notes and the number of Series B notes you intend to qualify in this offering.

Response: We have added language on page __ of Amendment No. 3 to the Offering Circular to address Comment No. 3 to the Comment Letter. We have indicated that a total of _____ (__) of the Series A notes and that a total of _____ (__) of the Series B notes will be qualified in Amendment No. 3 to the Offering Circular.

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4.	Your response to comment 1 indicates that you intend to rely on Rule 253(b) to change the interest rate on the notes. Please note that Rule 253(b) and (g)(1) are only available for the initial supplement filed after qualification for the purposes of providing the pricing- related information omitted at qualification in reliance on Rule 253(b).

Response: The Company acknowledges this Comment and submits that it will not rely on Rule 253(b) nor 253(g)(1) to fix the pricing of the Promissory Notes. Instead, it will rely on Rule 252(g)(3) to disclose the current price of the Series A “Flexible” Promissory Notes on a quarterly basis for information purposes only. As noted in the Company’s response to Comment No. 1, should the Company desire to change the then-current interest rate, it will not do so until a post-qualification amendment to the Offering Statement is qualified by the Staff. The Company’s platform will be continually updated with the current rate, which will be ___________.

We have added language on pages __ and ___ of Amendment No. 3 to the Offering Circular to address this Comment.

5.	We note your response to comment 2. Please be advised that we are considering further the rollover feature of the Series B “Fixed” Promissory Notes and may have additional comments.

Response: The Company acknowledges this Comment.

Investor Series A “Flexible” Promissory Notes Redemption Right, page 3

6.	We reissue comment 4. Please describe in this section the specific risks resulting in the company's inability to pay all of the Series A “Flexible” Promissory Notes as they are redeemed.

Response: The Company acknowledges the comment and has made the appropriate disclosure to the repayment risks.

We have added language on page ___ of Amendment No. 3 of the Offering Circular to address this Comment.

Risk Factors

The Promissory Note Purchase Agreement limits your rights in some important respects, page 7

7.	In response to comment 5, we note your disclosure that investors "cannot waive compliance with federal securities laws and the rules and regulations thereunder." Additionally, please disclose whether the arbitration provision applies to purchasers in secondary transactions.

Response: The Company acknowledges this Comment. The arbitration provision “runs with the Promissory Notes” and applies to any holder of the Promissory Notes for the life of the Promissory Notes. The forms of the Promissory Notes have been modified to make this clearer. See page __ of Exhibit 3.1 to the Offering Circular and page ___ of Exhibit 3.2 to the Offering Circular.

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Use of Proceeds, page 14

8.	It appears that you intend to use the proceeds from this offering to acquire securities of your affiliate. For example, on page 14, you indicate that you may acquire preferred equity, and, on page 20, you indicate that you “will use the proceeds of this offering primarily to purchase investments originated by Norhart” Please note that to the extent you engage in the business of acquiring securities of another entity, you are engaged in a distribution of the securities of that entity. See Securities Act Rule 140. To the extent you intend to acquire securities of an affiliate, please identify such affiliate as co-issuer of the securities in this offering and Norhart Invest as underwriter of that affiliate’s securities. In addition, please explain how you will comply with Securities Act Rule 251(b)(4).

Response: The Company acknowledges this Comment. The Company has modified the disclosure in Amendment No. 3 to the Offering Circular to make it clear that it intends to use the proceeds of the offering to make real estate loans to, and acquire real estate loans from, Norhart and other real estate companies on an arm’s length basis. See page ___ of Amendment No.3 to the Offering Circular. Regarding Rules 140 and 251(b)(4), the Company does not intend to acquire securities of Norhart entities or other securities (as defined and understood under the Investment Company Act of 1940, as amended (the “1940 Act”)) in any meaningful amount. It will therefore not be an “investment company” nor required to register as an investment company under the 1940 Act, as securities will not comprise at least 40% of its assets, as defined and interpreted by the 1940 Act.

We have added language on pages ___ and ___ of Amendment No. 3 to the Offering Circular to address this Comment.

Please feel free to contact the undersigned at (919) 264-4081 to discuss any of the above comments or responses.

Sincerely,

/s/ Donald T. Locke
Donald T. Locke

cc:	Tim Libertini
Brian Korn

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